10/8

04045735

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cue Energy Resources

*CURRENT ADDRESS

PROCESSED
NOV 0 1 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34692 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/26/04

RECEIVED

Oue Energy Resources Limited



ANNUAL REPORT 2004

JOINT VENTURES



MALAYSIA
INDONESIA
IRIAN JAYA
PAPUA NEW GUINEA
AUSTRALIA
NEW ZEALAND
INDONESIA
Sampang PSC
* Santos 45%
SPC 40%
Cue 15%
PAPUA NEW GUINEA
PDL 3
SHP 40.149650%
Orogen 20.5%
Oil Search 15.859740%
* Santos 15.921718%
Cue 5.568892%
(SE Gobe Unit 3.285651%)
PRG 2.0%
PRL 9
* Santos 42.553%
Oil Search 42.553%
Cue 14.894%
PPL 190
Murray 28.497%
PRL 8
* Oil Search 44.64%
AUSTRALIA
EP 363
* Apache 73.80%

CONTENTS



CHAIRMAN'S OVERVIEW



Operations for the year 2003-04 has resulted in an after tax profit of NZ$0.99M and an operating profit of [illegible].6M. This is the third year in a row that we have recorded a profit. At year end our cash reserves were a healthy NZ$4.7M and we remain debt free.

In Papua New Guinea the SE Gobe field has continued to provide a [illegible] cashflow and will continue to do so until around 2011 based on present projections. During the year we sold [illegible] barrels at an average price of US$34 per barrel giving us a cashflow from the field for the year of [illegible] (US$4M).

[illegible] high oil prices have again partially offset the declining production of the field. We have not hedged and so remain fully exposed to these prices.

Oil Search, the operator for the field, continues to examine ways to minimise production rate decline which was assisted by the commissioning of additional water injection capacity and continued strong well management. A new seismic line will be acquired over [illegible] of the field to assist in defining infill development drilling opportunities.

New exploration 2D seismic will be acquired over the Wasuma structural trend as well as an extension to the SE Gobe anticline to assist in developing a wildcat drilling location for potential drilling in 2005.

Investigations continue on options to develop the significant PNG gas resource. Cue has substantial gas reserves in PNG and looks forward to progress on monetising these reserves.

In Indonesia, both the plan of development and the environmental management plan for the Oyong field have been approved.

An external independent audit of Oyong oil and gas recoverable volumes by the international expert company DeGoyler and McNaughton has resulted in a significant increase in technically proven oil reserves and an increase to technically proven plus probable oil reserves. The increase in recoverable oil and the high crude oil prices have led the joint venture to modify the planned Oyong development to bring forward first oil production to the third quarter 2005. The new development will consist of a simple well head platform with oil and gas being processed on a nearby moored barge. Oil will be exported by shuttle tanker and gas will be sent by pipeline to the P.T. Indonesia Power electricity generating station in Grati. First gas production is expected around mid 2006. Approval of Indonesian authorities will be required to revise the field plan of development and the environmental management plan.

In addition, recent reservoir studies for Oyong have indicated that average oil production rates for the field for the first two years should be around 9,000 barrels of oil per day.

These changes will have a very positive effect on Cue. The capital cost of the development will be reduced and Cue will now receive revenue from Oyong in the second half of 2005. The requirement for securitization of gas sale payments will also be reduced as the increased oil revenue due to the higher reserves and oil prices will substantially cover the cost of development.

In the first four years of production Cue expects to receive NZ$41M (US$26.9M) net income before loan repayments with peak year net income of approximately NZ$16.8M (US$11M).

Cue's 15% share of the capital costs of the Oyong development is likely to be NZ$22.8M (US$14.5M). We expect to debt fund approximately A$10M and will offer shareholders an entitlement issue which is expected early 2005.

We see further exploration opportunities in the Sampang licence. A 3D seismic programme is planned for 2004/2005 to identify further drilling targets.

Cue continues to assess exploration opportunities in Australia and will bid on blocks in the current release of offshore petroleum exploration areas. We also continue to be active in evaluating the acquisition of production.

Cue has been run on a very low cost base. However, the directors believe a more expansionary approach is warranted and have approved the addition of technical staff to give the company added ability in assessing exploration and production opportunities.

In conclusion, your company is in good shape. Our PNG cashflow continues to fund the company's activities. The Oyong development will significantly increase Cue's value which should be reflected in the share price.

Richard Tweedie
Chairman

CEO'S REVIEW



During the past year we again continued our focus predominantly on our traditional areas in Papua New Guinea and Indonesia. During the year we also reviewed new acreage opportunities and the potential acquisition of production. We intend to expand these efforts in the coming year with a view to growing the company.


P'Nyang Gas Field
Hides Gas Field
Gobe & S.E. Gobe Oil Fields
PDL 3
GOROKA
PPL 190
Juha Gas Field
Kutubu Oil Fields
Koko-1
PRL 8
Kimu Gas Field
PRL 9
Barikewa Gas Field
Kutubu Pipeline
Kumul Marine Terminal
Thrust Front
KEREMA
0 50
Kilometres
PORT MORESBY
PAPUA NEW

PAPUA NEW GUINEA.

Production

Cue's share of oil production from the SE Gobe field for the year was 119,160 barrels and at the end of the financial year the field was producing at a rate of around 7,650 barrels of oil per day with Cue's net share at that time being 295 barrels of oil per day.

In July 2004 the Gobe 8X water injector came on stream. Gobe 8X, a non producing well in the Gobe Main field, has been converted to a water injection well for the benefit of Gobe Main and SE Gobe fields. Produced water from both fields was being injected into Gobe 3X, which is unable to handle the increased amount of water being produced. The additional water injection capacity will allow a higher oil production rate than would otherwise be the case.

The oil production rate is expected to steadily decrease with production estimated to continue to year end 2011.

In October 2003, Oil Search Limited took over operatorship from Chevon Niugini Ltd. As new operator, Oil Search prepared a year end 2003 SE Gobe oil reserves report. The estimated field reserves were:

(MILLION BARRELS)

PRODUCED	REMAIN TO BE PRODUCED			TOTAL
	PROVEN	PROBABLE	POSSIBLE	
26.4	6.2	4.3	3.2	40.0

Cue's share of remaining proven plus probable (2P) oil reserves at financial year end 2004 were approximately 300,000 barrels. The recoverable 3P equivalent gas volume is estimated to be 289 billion cubic feet.

Oil Search has identified areas in the SE Gobe field where side tracks of existing production wells could access additional oil reserves. One of these wells is expected to be drilled in the first half of 2005.

Exploration

During the year, Oil Search announced that it had entered into an agreement with Mitsubishi Gas Chemical Corporation Inc and Itochu Corporation of Japan to complete a feasibility study into the potential for using PNG natural gas for manufacturing methanol in PNG. The study is reviewing the location and infrastructure required and will determine the funding and commercialisation options available for a methanol plant. The natural gas feedstock for such a plant could be supplied by the Kimu gas field in PRL - 8 where Cue holds a 10.72% interest.

Oil Search is also pursuing other means, such as compressed natural gas transportation, whereby fields such as Kimu or the Barikewa field in PRL 9, where Cue holds a 14.894% interest, could be commercialised.

Kimu is estimated by Oil Search to contain 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

Barikewa is assessed to contain approximately 800 billion cubic feet of recoverable natural gas with Cue's share approximately 120 billion cubic feet.

2D seismic acquisition is expected to begin in October 2004 over the Wasuma (Healy) structure in PPL 190 where Cue has a 10.947% interest. Data will also be acquired over the extension of the SE Gobe trend to the east of the Bilip -1 well and a small portion of data over the west end of the SE Gobe field itself.

The PPL 189 licence was surrendered during the year as agreement could not be reached with the Papua New Guinea authorities on an appropriate ongoing work programme.

In July 2004, Cue submitted an unsuccessful substantial bid for Chevron Niugini Ltd which was purchased by Oil Search for US$96.6 million. Chevron Niugini Ltd owned interests in all producing oil fields as well as in undeveloped natural gas resources, within Papua New Guinea.

INDONESIA

Development

A plan of development for the Oyong oil and gas field has been approved. The approved plan envisages a simple four legged platform with facilities for oil and gas production. Oil and gas would flow from the platform to Grati, East Java in a 14 inch diameter pipeline where they would be separated and processed onshore.

The environmental management plan has also been approved and bids for engineering, procurement, construction and installation of the development facilities have been received.

On July 19, 2004 a Gas Sales Agreement was signed with P.T. Indonesia Power to supply the entire gas reserves of the field to Indonesia Power's 766 megawatt open and combined cycle gas turbine electricity generating facility at Grati. The gas sale is denominated in US dollars and gas is expected to be produced in the range of 40 to 60 million cubic feet of gas per day beginning around mid 2006.

An external independent audit of Oyong oil and gas recoverable volumes by DeGolyer and McNaughton, an international expert company, has resulted in a significant increase to technically proven oil reserves and an increase to technically proven plus probable oil reserves. The reserves are characterised as technical reserves as a final joint venture field development decision, which is pending, has not yet been taken. The DeGoyler and McNaughton reserves are:

	PROVEN (1P)	PROVEN + PROBABLE (2P)	PROVEN + PROBABLE + POSSIBLE (3P)
Oil			
Oil in Place	80	99	131
Recoverable	6.4	9.9	15.7
Gas (including solution gas)			
Gas in place	143	169	183
Recoverable	107	135	147


KE Field
Java Sea
Madura
Bangkalan
Lerpak Field
Sampang PSC
Ketegeneh Field
Gresik
Sampang
Kentang
Rambat
Mangga
Surabaya
Jalar
Maleo Field
Persik
Wortel
Pare
Herbras
Gurita
Lidah Field
Kerawai
Jeruk
Paus
Puteri Laut
Ubur-Ubur
Bakung
BD Field
Wunut Field
Enau
Dukuh
Oyong
Flamboyan
INDONESIA
Pipeline
Pasuruan
Madura Strait
Probolinggo
Besuki
0 20
KILOMETRES
Java
LEGEND
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play
Source Santos Ltd


Madura
Surabaya
Oyong Gas and Oil Field
Wellhead Structure
FSO
Production Barge
Trans Java Pipeline
PGN Pipeline
Grati
60 km Pipeline
Onshore Gas Receiving Facilities
Probolinggo
Leles
East Java


Production Barge
Offloading Tanker
Oil Wells
Gas Wells
Extra Wells
Sales Gas Export Line 60 km
Wellhead Structure

The increase in oil reserves and the current high crude oil prices have led the joint venture to modify the approved Oyong development plan to bring forward first oil production to third quarter 2005.

The planned new development will consist of a simple well head structure formed by triangular braced surface conductors which extend above the sea surface. Development wells will be drilled through and between the conductors. Up to seven development wells can be drilled through each structure.

Oil and gas will be processed on a nearby moored barge. Oil will be exported by shuttle tanker and gas will be sent by pipeline to the P.T.

Indonesia Power electricity generating station at Grati.

First gas production is expected around 2006. Solution gas associated with the early oil production will be reinjected until gas production to Grati begins.

Approval of Indonesian authorities will be required to revise the field plan of development and the environmental management plan.

The revised plan of development requires reduced capital expenditure with Cue's 15% share being reduced from US$19 million to US$14.5 million.

In addition, recent analysis of the Mundu Formation reservoir rock properties and consequent revised dynamic reservoir simulation modelling, have indicated that the peak initial oil production rate could reach 20,000 barrels of oil per day for a six oil well development and should average 9,000 barrels of oil per day for the first two years of production.

These changes are expected to have a very positive financial effect on Cue. Not only will Cue's share of capital costs be reduced, but Cue is now also expected to receive significant net revenue from oil production in the second half of 2005, subject to the receipt of necessary government approvals. In the first four years of production Cue expects to receive in total approximately US$26.9 million net income before loan repayments with peak year net income of approximately US$11 million.

The requirement for securitization of gas sale payments will also be reduced as the increased oil revenue due to higher proven reserves and increased oil prices will substantially cover the cost of development.

Exploration

The Mangga -1 exploration well began drilling on 27 September 2003. Mangga -1 is located in the western portion of the contract area adjacent to the Anggur structure which was drilled in 2000 and 2001.

Mangga -1 penetrated a 12 metre net gas column at the top of the Mundu Formation objective. Other oil and gas shows were encountered in an over pressured zone below 1,574 metres. Co-venturer elpaso deepened the well to 1,663 metres and tested the zone where shows had been seen, both on a sole risk basis. A small non commercial quantity of oil was recovered on test.

Cue did not join the sole risk and Mangga -1 was subsequently plugged and abandoned as a currently sub-commercial gas discovery.

On 21 November 2003, Santos Ltd began drilling the Jeruk -1 well on a sole risk basis. PT Medco Sampang joined Santos in the sole risk on a 50% basis. Neither Cue nor elpaso participated in the sole risk. Jeruk -1 is located 35km WSW of the Oyong field and 40km SE of Surabaya.

Jeruk -1 was drilled to a total depth of 5,027 metres, at which depth lost drill pipe prevented the well being drilled and evaluated to the planned total depth of 5,250 metres. An open hole drill stem test of the Kujung carbonate objective flowed oil and water emulsion (up to 80% water) at the rate of 4,704 barrels per day, 0.3 million cubic feet of gas per day and 470 barrels of water per day. The well was subsequently plugged and abandoned.

Santos Ltd and PT Medco Sampang began drilling the Jeruk -2 sole risk well on 22 July 2004 and on 20 September the well was at a depth of 5,234 metres. Cue did not participate in the sole risk. Elpaso declined to participate and effective 23 July 2004, sold Coastal Indonesia Sampang Ltd, the company that holds elpaso's interest, to SPC Production Company Ltd, a wholy owned subsidiary of Singapore Petroleum Company.

An exploration 3D seismic survey covering more than 600 square kilometres of the Sampang block is expected to begin in November 2004. This data is designed to delineate two exploration well locations for drilling in the second half 2005.

In July 2004, Cue and Santos Ltd bid unsuccessfully on an offshore Indonesian exploration block in the 2004 bid round.

AUSTRALIA

In EP363 in the offshore Carnarvon basin, where Cue has a 10% option, the Rugborne -1 well spudded on 13 February 2004 and was plugged and abandoned as a dry hole at a total depth of 1,230 metres on the 16 February 2004.

Cue intends to bid on blocks in the current Australian release of offshore petroleum exploration areas. We also continue to evaluate opportunities to acquire oil and gas production.

Robert J. Coppin
Chief Executive Officer



EP 363
* Apache 73.60%
Kufpec 12.79%
Tap 13.61%
Cue 10% option
AUSTRALIA



CORPORATE GOVERNANCE STATEMENT



The directors of Cue Energy Resources Limited recognise the need for high standards of corporate governance.

The following policies and procedures have been adopted:

- Lay solid foundations for management and oversight
- Structure the board to add value
- Promote ethical and responsible decision-making
- Safeguard integrity in financial reporting
- Make timely and balanced disclosure
- Respect the rights of shareholders
- Recognise and manage risk
- Encourage enhanced performance
- Remunerate fairly and responsibly
- Recognise the legitimate interests of stakeholders

Board Structure

It is considered that a majority of independent directors is not the optimal composition to add value to your company. This is due to the size and nature of the company's business and risk profile of the company. Corporate Governance practices are in place to support competent and objective operation of the board and to provide investor assurance in relation to board decision making.

REMUNERATION AND NOMINATION COMMITTEE

The committee consists of the following:

L Musca (Chairman)
RG Tweedie

The remuneration and nomination committee makes recommendations to the full Board on remuneration packages and other terms of employment and reviews the composition of the Board having regard to the company's present and future needs.

Remuneration and other terms of employment are reviewed annually by the committee having regard to performance and relevant comparative information. As well as a base salary, remuneration packages include superannuation, termination entitlements and fringe benefits.

Remuneration packages are set at levels that are intended to attract and retain capable staff.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on directors' and executives' remuneration is set out in the Directors' Report.

AUDIT & RISK MANAGEMENT COMMITTEE

The committee consists of the following:

EG Albers (Chairman)
L Musca
RG Tweedie

The main responsibilities of the audit committee are to;

- review the annual financial statements with the Chief Executive Officer, the Chief Financial Officer and the external auditors and make appropriate recommendations to the Board;
- review all regular financial reports to be made to the public prior to their release and make appropriate recommendations to the Board;
- monitor compliance with statutory and New Zealand, Australian and Port Moresby Stock Exchanges requirements for financial reporting;
- review reports from management and external auditors on any significant proposed regulatory, accounting or reporting issues, to assess the potential impact on the Company's financial reporting process.

The committee is also charged with the responsibilities of recommending to the Board the appointment, removal and remuneration of the external auditors and reviewing the terms of their engagement and the scope and quality of the audit.

ETHICAL STANDARDS

The Board has adopted a Code of Ethical Business Standards, a copy of which has been distributed to all employees. The Code sets out the ethical standards expected of all directors and employees in carrying out their duties. The Code is set out under the following main headings:

- Respect the Law and act accordingly
- Dealing with Conflicts of Interest - we will not act in ways which may cause others to question our loyalty to Cue Energy
- Use of Assets (including funds, information and equipment) - use responsibly and in the best interest of the Company
- Maintain Integrity - deal fairly and honestly and treat others with dignity
- Be responsible for our actions and accountable for their consequences.

ANNUAL REPORT OF DIRECTORS

Pursuant to the Companies Act 1993, the Directors of Cue Energy Resources Limited submit for share-holders' approval their annual report on the affairs and the audited group financial statements of Cue Energy Resources Limited ("the Company") and its subsidiaries ("the Group") for the year ended 30 June 2004.

DIRECTORS

The names of Directors of the Company in office at the end of the year 30 June 2004 and during the year were:

[illegible]
[illegible]
[illegible]
[illegible]

PRINCIPAL BUSINESS

The principal business of the group is petroleum exploration, development and production.

Cue Energy Resources Limited ("Cue") is listed on the New Zealand Stock Exchange, the Australian Stock Exchange and the Port Moresby Stock Exchange. The company has an American Depositary Receipt (ADR) program sponsored by the Bank of New York.

2003/2004 RESULTS

Group revenue for the year ended 30 June 2004 was $6,439,292 (2003: $7,633,222).

Group expenses totalled $4,812,352 (2003: $6,550,327) including production expenses and write-offs.

The [illegible] operating profit before income tax expense for the year was $1,626,940 (2003: $1,082,895). The Group tax expense for the year was $634,481 (2003: $392,108). The Group profit after income tax expense was $[illegible]2,459 (2003: $690,787).



OVERVIEW OF OPERATIONS

Papua New Guinea

Cue's net share of oil production from the SE Gobe field for the year was 119,160 barrels. At the end of the year the field oil production rate was approximately 7,650 barrels of oil per day (Cue net interest approximately 295 barrels of oil per day).

The water injection capacity of the SE Gobe and Gobe Main production system was increased when Gobe 8X, a non producing well in the Gobe Main field, was converted to a water injection well for the benefit of the Gobe Main and SE Gobe fields.

Indonesia

The environmental management plan for the Oyong field was approved by government authorities and bids were received for onshore and offshore, engineering, procurement, construction and installation contracts.

On July 19 2003, a Gas Sales Agreement was signed for the entire gas reserves of the Oyong field. The gas will be supplied to the PT Indonesia Power electricity generating facility at Grati, East Java.

Mangga -1 began drilling on 27 September 2003. The well encountered a sub commercial 12 metre net gas column at the top of the Mundu Formation objective. The well was then deepened to 1,663 metres on a sole risk basis by co-venturer elpaso. Cue declined to join the sole risk.

Jeruk -1 began drilling on 21 November 2003 and was plugged and abandoned in March 2004 after an open hole test recovered gas, oil and water. The well was drilled on a sole risk basis by Santos Ltd. Cue declined to join the sole risk.

On 22 July 2004 Jeruk -2 began drilling as a Santos sole risk. Cue declined to participate in the drilling of the well.

Shareholders' Equity & Capital Structure

Total Shareholders' Equity as at 30 June 2004 was $37,546,957 (2003:$36,496,364). At balance date Cue had share capital of $83,774,384 (2003: $83,774,384).

The total number of shares on issue at 30 June 2004 was 333,943,755.

Options and Other Rights of Conversion

Options
As at 30 June 2004, the following options were outstanding:

Unlisted
2,000,000 Unlisted options to employees over fully paid shares. Options are exercisable as follows:

	NO. OF OPTIONS	EXERCISE PRICE (CENTS A$)	EXPIRY DATE
Staff	500,000	8	02/05/05
Members	500,000	10	02/05/05
	500,000	12	02/05/06
	500,000	15	02/05/06

During the year no options were exercised. There were no other rights of conversion.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The Group holds participating interests in a number of exploration and production licences as detailed in Note 18 to the financial statements. The various authorities granting such licences require the licence holder to comply with the directions and terms of the grant of the licence.

There have been no significant known breaches of the Group's licence conditions.

FINANCIAL STATEMENTS

The financial statements for the year ended 30 June 2004, immediately follow this report on pages 19 to 41 (including the Directors' Declaration).



DIRECTORS REMUNERATION

Details of remuneration ranges for Directors of the parent and the group are:

REMUNERATION RANGES OF DIRECTORS	NUMBER OF DIRECTORS IN EACH BAND			
	CONSOLIDATED		PARENT	
	2004	2003	2004	2003
$50,000 - $ 59,999	4	4	4	4
$250,000 - $259,999	-	1	-	-
$260,000 - $269,999 (i)	1	-	-	-
$290,000 - $299,999	-	1	-	-
$300,000 - $309,999 (i)	1	-	-	-

(i) Remuneration is inclusive of the value of options issued of $1,788 respectively.

AM Knox is a director of all the subsidiaries and an executive of the parent company and holds 1,563,583 shares in the parent company and no shares in the subsidiaries.

RJ Coppin is a director of Cue Energy Holdings Ltd and an executive of the parent company and holds 1,225,000 shares in the parent company and no shares in the subsidiaries.

No remuneration or other benefits are paid by the subsidiaries.

DIRECTORS' INTERESTS IN CONTRACTS

Since the date of the last report, pursuant to section 140(2) of the Companies Act, 1993, no material contracts involving directors' interests were entered into after the end of the previous financial year or existed at the end of the financial year other than the transactions detailed in Note 25 to the financial statements.

INFORMATION ON DIRECTORS

DIRECTOR	QUALIFICATIONS AND EXPERIENCE	SPECIAL RESPONSIBILITIES	PARTICULARS OF DIRECTORS' INTERESTS IN SHARES OF CUE ENERGY RESOURCES LIMITED	TOTAL REMUNERATION AND OTHER BENEFITS $
R G Tweedie (58 years)	LL.B Director of Todd Petroleum Mining Company Limited	Chairman of Board of Directors Member of Remuneration and Nomination Committee Member of Audit Committee	^34,829,673	56,364
E G Albers (60 years)	LL.B, FAICD Director of Octanex NL Director of Methanol Australia Limited Director of Moby Oil & Gas Limited	Non-Executive Director Chairman of Audit Committee	^45,094,637	55,728
K Hoolihan (52 years)	MSc (Hons)	Non-Executive Director	^34,341,144	56,364
L Musca (61 years)	LL.B Barrister and Solicitor Director of Cue Energy Holdings Ltd	Independent Non-Executive Director Chairman of Remuneration and Nomination Committee Member of Audit Committee	^11,869,037	56,364
				224,820

^ Includes shares held by Director related parties.

No shares in subsidiary companies are held by the directors and no remuneration or other benefits were paid or are due and payable by subsidiary companies.

INTERESTS REGISTER

Each company in the group is required to maintain an Interests Register in which the particulars of certain transactions and matters involving the directors must be recorded. The Interests Registers for the parent company and its subsidiaries are available for inspection at the head office of the parent company. The matters to be recorded include:

- Directors' remuneration and benefits;
- Transactions in which a director has an 'interest';
- Shareholdings and dealings involving the directors of the company; and
- Indemnity and insurances of directors, employees and auditors.

PARTICULARS OF DIRECTOR'S TRANSACTIONS IN SHARES OF THE PARENT COMPANY

DIRECTOR	NUMBER OF SHARES ACQUIRED/(DISPOSED)	AMOUNT PAID/ (RECEIVED)	DATE(S) OF TRANSACTION	CLASS OF SHARE	SHARES HELD AT BALANCE DATE
L Musca	-	-	-	Ordinary	NIL
Portfolio Securities	-	-	-	Ordinary	10,737,130
Leon Nominees	-	-	-	Ordinary	149,087
BB Nominees Pty Ltd	119,533	A$0.052	03/07/03	Ordinary	982,820
	65,968	A$0.055	21/10-23/10/03	Ordinary	
	26,553	A$0.055	21/10-23/10/03	Ordinary	
	19,429	A$0.058	21/10-23/10/03	Ordinary	
	71,200	A$0.062	12/01-13/01/04	Ordinary	
	28,145	A$0.064	12/01-13/01/04	Ordinary	
R G Tweedie	-	-	-	Ordinary	Nil
R Tweedie Super Fund	-	-	-	Ordinary	488,530
BB Nominees Pty Ltd	119,533	A$0.052	03/07/03	Ordinary	1,191,143
	65,968	A$0.055	21/10-23/10/03	Ordinary	
	26,553	A$0.055	21/10-23/10/03	Ordinary	
	19,429	A$0.058	21/10-23/10/03	Ordinary	
	71,200	A$0.062	12/01-13/01/04	Ordinary	
	28,145	A$0.064	12/01-13/01/04	Ordinary	
K Hoolihan	-	-	-	Ordinary	Nil
BB Nominees Pty Ltd	119,533	A$0.052	03/07/03	Ordinary	1,191,144
	65,968	A$0.055	21/10-23/10/03	Ordinary	
	26,553	A$0.055	21/10-23/10/03	Ordinary	
	19,429	A$0.058	21/10-23/10/03	Ordinary	
	71,200	A$0.062	12/01-13/01/04	Ordinary	
	28,145	A$0.064	12/01-13/01/04	Ordinary	
E G Albers	-	-	-	Ordinary	4,016,433
Browse Petroleum Pty Ltd	(1,563,055)	A$0.048	04/08-08/08/03	Ordinary	-
	(185,600)	A$0.050	04/08-08/08/03	Ordinary	
	(164,400)	A$0.050	04/08-08/08/03	Ordinary	
	(1,786,945)	A$0.058	08/10-23/10/03	Ordinary	
Octanex NL	-	-	-	Ordinary	36,380,140
Ernest Geoffrey Albers & Pamela Joy Albers	(655,214)	A$0.040	03/07/03	Ordinary	-
Great Missenden Holdings Pty Ltd	655,214	A$0.040	03/07/03	Ordinary	2,405,214
	1,000,000	A$0.048	04/08-08/08/03	Ordinary	
	750,000	A$0.048	04/08-08/08/03	Ordinary	
Sacrosanct Pty Ltd	(791,434)	A$0.083	04/03/04	Ordinary	-
	(458,566)	A$0.081	04/03/04	Oridinary	
BB Nominees Pty Ltd	239,066	A$0.052	03/07/03	Ordinary	2,292,850
	131,937	A$0.055	21/10-23/10/03	Ordinary	
	53,106	A$0.055	21/10-23/10/03	Ordinary	
	38,857	A$0.058	21/10-23/10/03	Ordinary	
	142,400	A$0.062	12/01-13/01/04	Ordinary	
	56,290	A$0.064	12/01-13/01/04	Ordinary	

DIRECTORS SAVINGS PLAN

Pursuant to the Directors Savings Plan directors are required to purchase through an appointed trustee, Cue Energy Resources Ltd shares on market for a minimum of 50% of respective directors fees.

EXECUTIVE REMUNERATION

Details of remuneration ranges for employees of the parent and the group receiving remuneration and benefits above $100,000 are:

REMUNERATION RANGES OF EXECUTIVES	NUMBER OF EMPLOYEES IN EACH BAND			
	CONSOLIDATED		PARENT	
	2004	2003	2004	2003
$250,000 - $259,999	-	1	-	1
$260,000 - $269,999	1	-	1	-
$290,000 - $299,999	-	1	-	1
$300,000 - $309,999	1	-	1	-

AUDITORS

In accordance with the provisions of the Companies Act 1993 the Company's auditors, PKF Chartered Accountants, continue in office.

REMUNERATION OF AUDITORS

Amounts payable to the principal auditor for audit services are $43,129 and for other services $5,263.

DIRECTORS' INSURANCE

In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy, including the nature of the liability insured against and the amount of the premium.

INFORMATION USED BY DIRECTORS

There were no notices from directors of the Group or Parent Company requesting to use Company information received in their capacity as directors which would not otherwise have been available to them.

EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the end of the financial year a Gas Sales Agreement was extended by Cue Sampang Pty Ltd for the sale of all Oyong field gas to PT Indonesia Power at Grati. The Oyong field is located offshore in the Sampang PSC, East Java, Indonesia.

Other than mentioned above, the directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

On behalf of the Board

RG Tweedie
Director

K Hoolihan
Director

Dated in Wellington this 21st day of September 2004

DIRECTORS DECLARATION

In the opinion of the directors of Cue Energy Resources Limited, the financial statements comply with New Zealand generally accepted accounting practice and give a true and fair view of the financial position of the Company and the Group as at 30 June 2004 and their financial performance and cash flows for the year ended on that date.

The directors consider that the financial statements of the Company and the Group have been prepared using appropriate accounting policies, consistently applied and supported by reasonable judgements and estimates and that all relevant financial reporting and accounting standards have been followed.

The directors believe that proper accounting records have been kept which enable, with reasonable accuracy, the determination of the financial position of the Company and the Group and facilitate compliance of the financial statements with the Financial Reporting Act 1993.

The directors consider they have taken adequate steps to safeguard the assets of the Company and the Group and to prevent and detect fraud and other irregularities. Internal control procedures are also considered to be sufficient to provide a reasonable assurance as to the integrity and reliability of the financial statements.

The directors have pleasure in presenting the financial statements, set out on pages 19 to 41 of Cue Energy Resources Limited for the year ended 30 June 2004.

The Board of Directors of Cue Energy Resources Limited authorised these financial statements for issue on 21st of September 2004.

For and on behalf of the Board.

RG Tweedie	**K Hoolihan**
Director	Director

Dated in Wellington this 21st day of September 2004

FINANCIAL INFORMATION



STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		PARENT	
		2004	2003	2004	2003
	NOTE	$	$	$	$
Operating Revenue	2	6,439,292	7,633,222	1,439,698	1,324,532
Operating Expenses	2	(4,812,352)	(6,550,327)	(2,361,967)	(2,342,403)
Operating surplus/(loss) before income tax		1,626,940	1,082,895	(922,269)	(1,017,871)
Income tax	5	(634,481)	(392,108)	-	-
Net surplus/(loss) attributable to parent shareholders		992,459	690,787	(922,269)	(1,017,871)
Basic earnings per share (cents)	22	0.30	0.21		
Diluted earnings per share (cents)	22	0.30	0.21		

STATEMENTS OF MOVEMENTS IN EQUITY FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		PARENT	
		2004	2003	2004	2003
	NOTE	$	$	$	$
Net surplus/(loss) for the year, comprising:					
Parent shareholders interest		992,459	690,787	(922,269)	(1,017,871)
Other recognised revenues and expenses:					
Increase in asset revaluation reserve	7	58,134	139,443	58,134	139,443
Total recognised revenues and expenses		1,050,593	830,230	(864,135)	(878,428)
Contribution from owners		-	-	-	-
Movements in equity for the year		1,050,593	830,230	(864,135)	(878,428)
Equity at beginning of year, comprising					
Parent shareholders interest		36,496,364	35,666,134	33,449,945	34,328,373
Equity at end of the year, comprising					
Parent shareholders interest		37,546,957	36,496,364	32,585,810	33,449,945

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2004

		CONSOLIDATED		PARENT	
		2004	2003	2004	2003
	NOTE	$	$	$	$
Shareholders' Equity					
Share capital	6	83,774,384	83,774,384	83,774,384	83,774,384
Reserves	7	197,577	139,443	197,577	139,443
Accumulated losses	8	(46,425,004)	(47,417,463)	(51,386,151)	(50,463,882)
Total Shareholders' Equity		37,546,957	36,496,364	32,585,810	33,449,945
Current Liabilities					
Payables and accruals	17	1,407,711	1,282,002	252,493	166,553
Total Current Liabilities		1,407,711	1,282,002	252,493	166,553
Non Current Liabilities					
Payables and accruals	17	91,769	640,153	91,769	85,396
Advances from subsidiaries	14	-	-	1,184,771	1,238,624
Total Non Current Liabilities		91,769	640,153	1,276,540	1,324,020
Total Liabilities		1,499,480	1,922,155	1,529,033	1,490,573
Total Equity & Liabilities		**39,046,437**	**38,418,519**	**34,114,843**	**34,940,518**
Current Assets					
Cash and bank balances		4,712,489	4,283,333	4,712,489	4,283,333
Accounts receivable	9	916,798	1,688,672	10,496	4,022
Total Current Assets		5,629,287	5,972,005	4,722,985	4,287,355
Non Current Assets					
Accounts receivable	9	-	554,757	-	-
Property, plant and equipment	10	26,628	33,406	26,628	33,406
Investments	11	440,128	315,154	1,083,933	958,959
Advances to subsidiaries	14	-	-	28,281,297	29,660,798
Exploration and evaluation expenditure	15	26,285,022	23,046,890	-	-
Production properties	16	6,665,372	8,496,307	-	-
Total Non Current Assets		33,417,150	32,446,514	29,391,858	30,653,163
Total Assets		**39,046,437**	**38,418,519**	**34,114,843**	**34,940,518**

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2004

	NOTE	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	PARENT 2004 $	PARENT 2003 $
Cash Flows from (to) Operating Activities					
Production income		6,537,321	7,639,160	-	-
Interest received		50,495	108,750	50,495	108,750
Dividends received		-	1,458	-	1,458
Payments to employees and other suppliers		(3,056,492)	(3,081,803)	(1,665,494)	(1,338,223)
Income tax paid		(417,282)	(138,367)	-	-
Royalties paid		(87,305)	(194,394)	-	-
Net cash from (to) operating activities	(a)	3,026,737	4,334,804	(1,614,999)	(1,228,015)
Cash Flows from (to) Investing Activities					
Sale of investments proceeds		331,387	-	331,387	-
Refund of Exploration Expenditure		554,637	-	-	-
Repayment for convertible note		-	235,000	-	235,000
Payments for exploration expenditure		(3,238,132)	(4,004,414)	-	-
Proceeds on disposal of office equipment		-	5,940	-	5,940
Payment for office equipment		(3,052)	-	(3,052)	-
Payments for production property		(62,458)	(511,783)	-	-
Loans received from/(repaid to) subsidiaries		-	-	1,895,783	1,046,622
Net cash from (to) investing activities		(2,417,618)	(4,275,257)	2,224,118	1,287,562
Cash Flows from (to) Financing Activities					
Release of bank guarantee		-	28,750	-	28,750
Net cash from (to) financing activities		-	28,750	-	28,750
Net Increase (Decrease) in Cash Held		609,119	88,297	609,119	88,297
Opening Cash Brought Forward		4,208,333	4,822,492	4,208,333	4,822,492
Effect of exchange rate change on foreign currency balances held at the beginning of the year		(179,963)	(702,456)	(179,963)	(702,456)
Ending Cash Carried Forward	(b)	4,637,489	4,208,333	4,637,489	4,208,333

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

NOTE TO STATEMENT OF CASH FLOWS

	NOTE	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	PARENT 2004 $	PARENT 2003 $
(a) Reconciliation of operating profit/(loss) to net cashflows from operating activities:					
Reported profit/(loss) after tax		992,459	690,787	(922,269)	(1,017,871)
Impact of changes in working capital items					
Decrease in accounts receivable		162,272	189,292	9,082	12,695
Increase/(decrease) in accounts payable		174,308	311,799	70,154	(47,713)
Items not involving cash flows					
Depreciation		9,830	14,603	9,830	14,603
Amortisation		1,899,529	2,371,373	-	-
Management Fee		-	-	(758,000)	(552,000)
Employee entitlements		6,602	16,708	6,602	16,708
Finance Fee		-	-	(626,956)	(675,019)
Net loss on foreign currency conversion		179,963	714,599	2,044,517	1,215,136
Exploration expenditure written off		-	497	-	-
Write down/(up) value of investments		(398,226)	19,228	(398,226)	19,228
Provision for non recovery of advances to subsidiaries		-	-	(1,049,733)	(219,700)
Items classified as investing activities					
Net (Profit)/Loss on disposal of property, plant and equipment		-	5,918	-	5,918
Net cash flows from operating activities		3,026,737	4,334,804	(1,614,999)	(1,228,015)
(b) Cash comprises cash balances held within New Zealand and overseas:					
New Zealand		96,440	91,968	96,440	91,968
Australia		4,597,725	4,159,837	4,597,725	4,159,837
Papua New Guinea		18,324	31,528	18,324	31,528
Cash and bank balances		4,712,489	4,283,333	4,712,489	4,283,333
Performance bond not on demand		(75,000)	(75,000)	(75,000)	(75,000)
Statement of Cash Flows cash balance		**4,637,489**	**4,208,333**	**4,637,489**	**4,208,333**

NOTES TO THE FINANCIAL STATEMENTS

1 STATEMENT OF ACCOUNTING POLICIES

ENTITIES REPORTING

The financial statements presented here are for the reporting entity Cue Energy Resources Limited ('Cue Energy') and the consolidated financial statements of the group comprising Cue Energy Resources Limited and its subsidiaries, joint ventures and associated entity ('the Group').

STATUTORY BASE

The financial statements have been prepared in accordance with the requirements of the Companies Act 1993 and the Financial Reporting Act 1993. The reporting entity and the group are issuers under the Financial Reporting Act 1993. The reporting currency used in the preparation of these financial statements is New Zealand dollars.

MEASUREMENT BASE

The financial statements have been prepared on the basis of historical cost, as modified by the revaluation of certain items for which specific accounting policies are identified.

ACCOUNTING POLICIES

The financial statements are prepared in accordance with New Zealand generally accepted accounting practice. The accounting policies that materially affect the measurement of financial performance, financial position and cash flows are set out below.

GROUP FINANCIAL STATEMENTS

The group financial statements consolidate the financial statements of the subsidiaries, using the purchase method, and include the results of associates using the equity method (where material).

Subsidiaries are entities that are controlled, either directly or indirectly by the parent. Associates are entities in which the parent, either directly or indirectly has a significant but not controlling interest.

All material transactions between subsidiaries or between the parent and subsidiaries are eliminated on consolidation.

The results of subsidiaries or associates acquired or disposed of during the year are included in the consolidated statement of financial performance from the date of acquisition or up to the date of disposal.

ASSET IMPAIRMENT

Annually the directors assess the carrying values of each asset. Where the estimated recoverable amount is less than its carrying amount the asset is written down. The impairment loss is recognised in the statement of financial performance.

EXPLORATION AND EVALUATION PROJECT EXPENDITURE

Costs incurred during the exploration, evaluation and development stages of specific areas of interest are accumulated. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Expenditure is only carried forward as an asset where it is expected to be fully recouped through the successful development of the area, or where activities to date have not yet reached a stage to allow adequate assessment regarding existence of economically recoverable reserves, and active and significant operations in relation to the area are continuing.

Where exploration and evaluation and/or acquisition costs have been incurred more than 10 years before the current year end balance date, and provided that no final decision to develop a project has been taken at that time, then such exploration and acquisition costs shall be written off at the tenth anniversary year end of the year in which the costs were incurred.

1 STATEMENT OF ACCOUNTING POLICIES *CONT*

EXPLORATION AND EVALUATION PROJECT EXPENDITURE *CONT*

Costs are written off as soon as an area has been abandoned or considered to be non-commercial.

No amortisation is provided in respect of projects in the exploration, evaluation and development stages until they are reclassified as production properties.

Restoration costs recognised in respect of areas of interest in the exploration and evaluation stage are carried forward as exploration, evaluation and development expenditure.

PRODUCTION PROPERTIES

Production properties represent the accumulation of all exploration, evaluation, development and acquisition costs in relation to areas of interest in which production licences have been granted.

Restoration costs recognised in areas of interest after the commencement of production are charged to the statement of financial performance.

Amortisation of costs is provided on the unit-of-production basis, separate calculations being made for each resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of economically recoverable reserves (comprising both proven and probable reserves).

Amounts (including subsidies) received during the exploration, evaluation, development or construction phases which are in the nature of reimbursement or recoupment of previously incurred costs are offset against such costs.

PROPERTY, PLANT AND EQUIPMENT

All property, plant and equipment are initially recorded at cost. Depreciation is calculated on a diminishing value basis so as to allocate the cost of each item of equipment over its expected economic life. The economic life of equipment has due regard to physical life limitations and to present assessments of economic recovery and varies from 3 to 5 years. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessment for major items. Gains and losses on disposal of property, plant and equipment are taken into account in determining the operating results for the year.

CASH

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

EMPLOYEE ENTITLEMENTS

Employee entitlements to salaries and wages, annual leave, long service leave and other benefits are recognised when they accrue to employees. The liability for employee entitlements is carried at the present value of the estimated future cash outflows.

JOINT VENTURES

When a member of the group participates in a joint venture arrangement, the member recognises its proportionate interest in the individual assets, liabilities and expenses of the joint venture. The liabilities recognised include its share of those for which it is jointly liable.

Details of major joint venture interests are set out in Note 18.

NOTES TO THE FINANCIAL STATEMENTS

1 STATEMENT OF ACCOUNTING POLICIES *CONT*

INCOME TAX

The tax expense recognised for the year is based on the accounting surplus, adjusted for permanent differences between accounting and tax rules.

The impact of all timing differences between accounting and taxable income is recognised as a deferred tax liability or asset. This is the comprehensive basis for the calculation of deferred tax under the liability method.

A deferred tax asset, or the effect of losses carried forward that exceed the deferred tax liability, is recognised in the financial statements only where there is virtual certainty that the benefit of the timing differences, or losses, will be utilised.

GOODS AND SERVICES TAX (GST)

The Statement of Financial Performance and Statement of Cash Flows have been prepared so that all components are stated exclusive of GST. All items in the Statement of Financial Position are stated net of GST, with the exception of receivables and payables, which include GST invoiced.

INVESTMENTS

Investments in subsidiaries and associates are recorded at the lower of cost or Directors' valuation calculated on an individual basis. Where in the opinion of the directors there has been a permanent diminution in the value of investments, this has been recognised in the current period. Other investments are stated at fair market value. Advances to subsidiaries and associates are recorded at estimated realisable value.

UNEARNED INCOME

Unearned income represents an entitlement to a reimbursement of revenue arising from a redetermination of participants share of oil and gas reserves in the South East (SE) Gobe Unit in Papua New Guinea.

FOREIGN CURRENCIES

Assets and liabilities expressed in foreign currencies are converted to New Zealand dollars at the rate of exchange ruling at balance date. Profits and losses on exchange, both realised and unrealised, are recognised in the period in which they occur by way of a credit or charge in the Statement of Financial Performance.

Assets and liabilities of overseas subsidiaries are translated at exchange rates existing at balance date and the exchange gain/loss arising on translation is reflected in the Statement of Financial Performance. The activities of the subsidiaries are an integral part of the operations of the Company.

FINANCIAL INSTRUMENTS

Financial instruments carried on the Statement of Financial Position include cash and bank balances, receivables, investments, payables and borrowings. These instruments are, generally, carried at their estimated fair value. For example, receivables are carried net of the estimated doubtful receivables. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Full disclosure of information about financial instruments to which the Group is a party is provided in Note 21.

EQUITY

Share Issue Costs

Costs associated with the issue of shares are recognised as a reduction of the amount collected per share.

Changes in Accounting Policies

	CONSOLIDATED		PARENT	
	2004	2003	2004	2003
	$	$	$	$
2 OPERATING REVENUE AND EXPENSES				
OPERATING REVENUE				
Continuing activities				
Production income	6,384,549	7,535,709	-	-
Dividend income	-	1,458	-	1,458
Management fees	-	-	758,000	552,000
Interest income	54,743	96,055	681,698	771,074
Total Operating Revenue	6,439,292	7,633,222	1,439,698	1,324,532
OPERATING EXPENSES				
Continuing activities				
Net foreign currency losses*	179,963	714,599	2,044,517	1,215,135
Interest and finance costs	889	3,172	889	3,172
Depreciation	9,830	14,603	9,830	14,603
Loss on disposal of property, plant and equipment	-	5,918	-	5,918
Amortisation production properties	1,899,529	2,371,373	-	-
UNUSUAL ITEMS				
Exploration and project expenditure written off	-	497	-	-
Provision/(write back) for non-recovery of advances to subsidiaries	-	-	(1,049,733)	(219,700)
Write (up)/down of the carrying value of investments	(398,226)	19,228	(398,226)	19,228

* The variance between consolidated and parent balances is primarily due to exchange fluctuations on intercompany balances.

NOTES TO THE FINANCIAL STATEMENTS

	CONSOLIDATED		PARENT	
	2004	2003	2004	2003
	$	$	$	$
3 AUDITORS REMUNERATION				
Amounts paid or due and payable to the auditors for:				
Auditing the financial statements:				
- Parent company auditor	43,129	63,595	43,129	63,595
Other Services:				
- Parent company auditor	5,263	2,492	5,263	2,492
4 DIRECTORS' FEES				
Total Directors' fees	796,033	776,499	224,820	222,020
5 TAXATION				
Operating Surplus/(Loss) before tax	1,626,940	1,082,895	(922,269)	(1,017,871)
Income tax at current rate 33%	536,890	357,355	(304,349)	(335,897)
Tax effect of:				
Tax on foreign income due to different tax rate	215,724	34,753	-	-
Expenditure not deductible for tax	345	-	345	-
Allowable mining deductions	(575,542)	-	-	-
Losses carry forward	458,432	-	305,372	335,897
Equity cost deductions	(1,368)	-	(1,368)	-
Income tax recognised in statement of financial performance	634,481	392,108	-	-
Unrecorded benefit of Tax losses carried forward (at 33%)	15,609,528	15,151,096	2,905,063	2,599,691

(a) The taxation loss carried forward at 30 June 2004 are available to various companies within the Group and should be no less than $15,609,528. The benefit is conditional on the Group continuing to meet the various requirements of New Zealand, Australian, Indonesia and Papua New Guinea tax legislation.

(b) Available tax losses brought forward from 2003 have been adjusted for 2003 taxation returns.

	CONSOLIDATED		PARENT	
	2004	2003	2004	2003
	$	$	$	$
6 SHARE CAPITAL				
(a) Issued and paid up 333,943,755 (2003: 333,943,755) ordinary fully paid shares of no par value	83,774,384	83,774,384	83,774,384	83,774,384

(b) As at 30 June 2004 the following Unlisted options were outstanding: 2,000,000 Unlisted options to employees, over fully paid shares. Options are exercisable as follows:

	NO. OF OPTIONS	EXERCISE PRICE (CENTS A$)	EXPIRY DATE
Staff Members	500,000	8	02/05/05
	500,000	10	02/05/05
	500,000	12	02/05/06
	500,000	15	02/05/06

Options are held equally between AM Knox and RJ Coppin.

During the year no options were exercised.

	CONSOLIDATED		PARENT	
	2004	2003	2004	2003
	$	$	$	$
7 RESERVES				
BALANCES				
Asset Revaluation Reserve	197,577	139,443	197,577	139,443
	197,577	139,443	197,577	139,443
ANALYSIS				
Asset Revaluation Reserve				
Balance at beginning of year	139,443	-	139,443	-
Net revaluations (i)	58,134	139,443	58,134	139,443
Balance at end of year	197,577	139,443	197,577	139,443

(i) Increase in values of shares in other companies (Note 12)

NOTES TO THE FINANCIAL STATEMENTS

	CONSOLIDATED		PARENT	
	2004	2003	2004	2003
	$	$	$	$
8 ACCUMULATED LOSSES				
Balance at beginning of year	(47,417,463)	(48,108,250)	(50,463,882)	(49,446,011)
Net surplus / (loss) for the year	992,459	690,787	(922,269)	(1,017,871)
Balance at end of year	(46,425,004)	(47,417,463)	(51,386,151)	(50,463,882)
9 ACCOUNTS RECEIVABLE				
CURRENT				
Trade debtors and other debtors	231,386	932,738	10,496	4,022
Unearned income	685,412	755,934	-	-
	916,798	1,688,672	10,496	4,022
NON CURRENT				
Unearned income	-	554,757	-	-
	-	554,757	-	-

The directors consider the carrying value of receivables reflect their fair values.

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	PARENT 2004 $	PARENT 2003 $
10 PROPERTY, PLANT AND EQUIPMENT				
Plant and equipment				
Cost	125,345	122,293	125,345	122,293
Accumulated depreciation	(98,717)	(88,887)	(98,717)	(88,887)
	26,628	33,406	26,628	33,406
11 INVESTMENTS				
NON CURRENT				
Shares in other companies (refer note 12)	440,128	315,154	440,128	315,154
Shares in subsidiaries (refer note 13)	-	-	643,805	643,805
	440,128	315,154	1,083,933	958,959

	CONSOLIDATED		PARENT	
	2004	2003	2004	2003
	$	$	$	$
12 SHARES IN OTHER COMPANIES				
NON CURRENT				
Shares held in companies listed on stock exchange	1,797,372	1,858,789	1,797,372	1,858,789
Estimated diminution in value	(1,382,516)	(1,624,713)	(1,382,516)	(1,624,713)
	414,856	234,076	414,856	234,076
Shares held in unlisted companies	25,272	337,354	25,272	337,354
Estimated diminution in value	-	(256,276)	-	(256,276)
	25,272	81,078	25,272	81,078
	440,128	315,154	440,128	315,154
Fair and market value of exchange listed shares based on quoted prices at balance date	414,856	234,076	414,856	234,076

NOTES TO THE FINANCIAL STATEMENTS

	2004 $	2003 $	PARENT INTEREST HELD	COUNTRY OF INCORPORATION	PRINCIPAL ACTIVITY
13 SHARES IN SUBSIDIARIES AND ASSOCIATES AT BALANCE DATE					
SUBSIDIARY COMPANIES					
Cue PNG Oil Company Pty Ltd	1	1	100%	Australia	Petroleum production and exploration
Cue Energy Holdings Ltd	1	1	100%	Australia	Administration
Cue Energy Indonesia Pty Ltd	1	1	100%	Australia	Petroleum production and exploration
Tanjung Jabung Pty Ltd	2	2	100%	Australia	Petroleum exploration
Cue Sampang Pty Ltd	1	1	100%	Australia	Petroleum exploration
Highlands Oil & Gas Pty Ltd	1	1	100%	Australia	Petroleum exploration
Toro Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Omati Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Galveston Mining Corporation Pty Ltd	1,415,346	1,415,346	100%	Australia	Petroleum exploration
Less provision for non recovery	(1,415,346)	(1,415,346)			
	-	-			
Cue Exploration Pty Ltd	2,121,985	2,121,985	100%	Australia	Petroleum exploration
Less provision for non recovery	(1,478,189)	(1,478,189)			
	643,796	643,796			
	643,805	643,805			
ASSOCIATE COMPANY					
Eureka Resources NL	82,607	82,607	50%	Australia	Mineral exploration
Less provision for non recovery	(82,607)	(82,607)			
	-	-			

All companies in the Group have a 30 June balance date.

Equity accounting for the associate company has not been applied, as the amounts involved are immaterial.

	CONSOLIDATED		PARENT	
	2004	2003	2004	2003
	$	$	$	$
14 ADVANCES TO/FROM SUBSIDIARIES				
Advances to subsidiaries	-	-	52,733,266	54,055,268
Less provision for non recovery	-	-	(24,451,969)	(24,394,470)
	-	-	28,281,297	29,660,798
Advances from subsidiaries	-	-	1,184,771	1,238,624

The directors consider the carrying amount of advances to and from subsidiaries reflect their fair values.

15 EXPLORATION AND EVALUATION EXPENDITURE				
Capitalised expenditure on petroleum licences - 1 July 2003	23,046,890	19,149,194	-	-
Expenditure incurred during the year (1)	3,405,986	3,898,193	-	-
Expenditure written off during the year	-	(497)	-	-
Expenditure refunded during the year	(167,854)	-	-	-
Balance 30 June 2004	26,285,022	23,046,890	-	-
Accumulated costs incurred on current areas of interest net of amounts written off -				
- Sampang PSC (1)	21,023,942	17,678,077	-	-
- PNG PRL 9	624,535	609,442	-	-
- PNG PPL 190	3,283,064	3,447,833	-	-
- PNG PDL 3 (non unitized)	246,234	240,016	-	-
- PNG PRL 8	1,058,076	1,022,351	-	-
- Carnarvon Basin EP363	49,171	49,171	-	-
Net accumulated exploration and evaluation expenditure	26,285,022	23,046,890	-	-

(1) *Expenditure incurred is net of insurance recoveries relating to wells in the Sampang PSC*

NOTES TO THE FINANCIAL STATEMENTS

	CONSOLIDATED		PARENT	
	2004	2003	2004	2003
	$	$	$	$
16 PRODUCTION PROPERTIES				
Production interest 1 July 2003	8,496,307	10,355,897	-	-
Expenditure incurred during the year	68,594	511,783	-	-
Amortisation	(1,899,529)	(2,371,373)	-	-
Balance 30 June 2004	6,665,372	8,496,307	-	-
Net accumulated costs incurred on areas of interest				
- PNG PDL 3 (unitized)	6,665,372	8,496,307	-	-
17 PAYABLES AND ACCRUALS				
CURRENT				
Trade Creditors and accruals	565,808	406,632	96,002	47,117
Directors and director related entities	72,762	35,936	72,762	35,936
Unearned Income	685,412	755,934	-	-
Employee entitlements	83,729	83,500	83,729	83,500
	1,407,711	1,282,002	252,493	166,553
NON CURRENT				
Unearned Income	-	554,757	-	-
Employee entitlements	91,769	85,396	91,769	85,396
	91,769	640,153	91,769	85,396

The directors consider the carrying amount of payables reflect their fair values.

PROPERTY	OPERATOR	CUE INTEREST (%)	GROSS AREA (KM²)	NET AREA (KM²)	PERMIT EXPIRY DATE
18 INTERESTS IN JOINT VENTURES					
PETROLEUM EXPLORATION PROPERTIES					
Carnarvon Basin – Western Australia					
EP363	Apache Northwest Pty Ltd	10.000 option	322	32	11/08/2007
Papua New Guinea					
PRL 9	Barracuda Pty Ltd	14.894	596	89.1	17/12/2007
PRL 8	Oil Search Ltd	10.72	512	54.9	17/12/2007
Madura - Indonesia					
Sampang PSC	Santos (Sampang) Pty Ltd	15.000	2006	300.9	04/12/2027
PETROLEUM PRODUCTION AND EXPLORATION PROPERTIES					
Papua New Guinea					
PDL 3	Barracuda Pty Ltd	5.568892	85	4.7	23/12/2021

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	PARENT 2004 $	PARENT 2003 $
The share of assets and liabilities of the joint ventures attributed to the Group have been included under the relevant headings:				
NON CURRENT ASSETS:				
Exploration and Evaluation Expenditure (Note 15)	26,285,022	23,046,890	-	-
Production Properties (Note 16)	6,665,372	8,496,307	-	-
Net Assets employed in the Joint Ventures	32,950,394	31,543,197	-	-

NOTES TO THE FINANCIAL STATEMENTS

19 EVENTS SUBSEQUENT TO BALANCE DATE

A Gas Sales Agreement was extended by Cue Sampang Pty Ltd for the sale of all Oyong field gas to PT Indonesia Power at Grati. The Oyong field is located offshore in the Sampang PSC, East Java, Indonesia.

20 CAPITAL COMMITMENTS - EXPLORATION ACTIVITIES

In order to maintain current rights of tenure to petroleum exploration tenements, the Group has discretionary exploration expenditure requirements up until expiry of the primary term of the tenements. These requirements, which are subject to renegotiation and are not provided for in the financial statements, are payable as follows:

	CONSOLIDATED		PARENT	
	2004	2003	2004	2003
	$	$	$	$
Not later than one year	-	-	-	-
Later than one year but not later than 2 years	-	-	-	-
Later than 2 years but not later than 5 years	-	-	-	-
Later than 5 years	-	-	-	-
	-	-	-	-

If the economic entity decides to relinquish certain tenements and/or does not meet these obligations, assets recognised in the balance sheet may require review in order to determine the appropriateness of carrying values. The sale, transfer or farm-out of exploration rights to third parties could potentially reduce or extinguish these obligations.

All commitments relate to Joint Venture projects.

21 FINANCIAL INSTRUMENTS

The Group is subject to a number of financial risks that arise as a result of its exploration and production and borrowing activities.

To manage and limit the effects of financial risks the board of directors has approved the use of various financial instruments. The policies approved and financial instruments being utilised at balance date are outlined below.

(A) CREDIT RISK

Financial assets that potentially subject the group and parent company to concentrations of credit risk consist principally of cash and receivables. The parent company and group's cash equivalents are placed with high credit quality financial institutions. Trade receivables are presented net of any allowance for estimated doubtful receivables. Accordingly the directors believe the group has no significant concentration of credit risk.

(B) INTEREST RATE RISK

Interest rate risk is confined to movements in interest rates for funds on deposit with financial institutions. Group borrowings are at rates of interest fixed for the periods of the respective borrowings.

(C) FOREIGN EXCHANGE RISK

The Group is subject to foreign exchange rate risk on its international exploration and appraisal activities where costs are incurred in foreign currencies, in particular United States Dollars and Australian Dollars.

The board approved the policy of holding funds in both United States and Australian Dollars respectively to manage foreign exchange risk.

(D) COMMODITY PRICE RISK

The Group is involved in oil and gas exploration and appraisal and since April 1998 has received revenue from the sale of hydrocarbons. Exposure to commodity price risk is therefore limited to this production and from successful exploration and appraisal activities which at this stage cannot be measured. No hedging arrangements have been made.

(E) FAIR VALUES

The carrying amount of cash and bank balances reflect their fair values.

Information on the fair values of all other financial instruments recognised in the financial statements is included in the relevant notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

	EFFECTIVE INTEREST RATE	CONSOLIDATED		PARENT	
		2004	2003	2004	2003
		$	$	$	$
Financial Assets and Liabilities					
Cash and bank balances	1.8	4,712,489	4,283,333	4,712,489	4,283,333
Accounts receivable	-	916,798	2,243,429	10,496	4,022
Investments	-	440,128	315,154	1,083,933	958,959
Advances to subsidiaries	-	-	-	28,281,297	29,660,798
Accounts payable	-	(1,499,480)	(1,922,155)	(344,262)	(251,949)
Advances from subsidiaries	-	-	-	(1,184,771)	(1,238,624)
		4,569,935	4,919,761	32,559,182	33,416,539

The fair value of recognised financial instruments equates to the net carrying amount shown above.

	2004	2003
22 EARNINGS PER SHARE		
Basic earnings per share (cents per share)	0.3	0.21
Diluted earnings per share (cents per share)	0.3	0.21
Weighted average number of ordinary shares outstanding during the year (adjusted for ordinary shares issued during the year) used in the calculation of basic and diluted earnings per share	333,943,755	333,943,755

INFORMATION CONCERNING THE CLASSIFICATION OF SECURITIES

(a) All outstanding Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. However diluted earnings per share is not materially different from basic earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 6(b).

(b) Since the end of the financial year there have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of these financial statements.

23 FINANCIAL REPORTING BY SEGMENTS

GEOGRAPHIC SEGMENTS

	2004				
	INDONESIA	**PNG**	**NZ**	**AUSTRALIA**	**TOTAL**
	$	**$**	**$**	**$**	**$**
Revenue					
Segment	-	6,384,549	-	54,743	6,439,292
Consolidated	-	6,384,549	-	54,743	6,439,292
Result					
Segment	-	2,378,546	-	(1,386,087)	992,459
Consolidated	-	2,378,546	-	(1,386,087)	992,459
Assets	21,023,942	12,804,142	97,561	5,120,792	39,046,437

	2003				
	INDONESIA	**PNG**	**NZ**	**AUSTRALIA**	**TOTAL**
	$	**$**	**$**	**$**	**$**
Revenue					
Segment	-	7,535,709	-	97,513	7,633,222
Consolidated	-	7,535,709	-	97,513	7,633,222
Result					
Segment	-	2,655,337	-	(1,964,550)	690,787
Consolidated	-	2,655,337	-	(1,964,550)	690,787
Assets	18,232,714	15,532,247	91,508	4,562,050	38,418,519

NOTES TO THE FINANCIAL STATEMENTS

23 FINANCIAL REPORTING BY SEGMENTS *CONT*

INDUSTRY SEGMENTS

2004	OIL AND GAS EXPLORATION AND PRODUCTION $	INVESTMENT $	TOTAL $
Revenue			
Segment	6,384,549	54,743	6,439,292
Consolidated	6,384,549	54,743	6,439,292
Result			
Segment	2,378,546	(1,386,087)	992,459
Consolidated	2,378,546	(1,386,087)	992,459
Assets	33,886,680	5,159,757	39,046,437

2003	OIL AND GAS EXPLORATION AND PRODUCTION $	INVESTMENT $	TOTAL $
Revenue			
Segment	7,535,709	97,513	7,633,222
Consolidated	7,535,709	97,513	7,633,222
Result			
Segment	2,655,337	(1,964,550)	690,787
Consolidated	2,655,337	(1,964,550)	690,787
Assets	33,816,010	4,602,509	38,418,519

The Surplus/(Loss) is that of the Group after income tax.

The Group operates predominantly in petroleum exploration, development and production.

24 CONTINGENT GAINS AND LOSSES

The following amount has not been recognised in the financial statements because of the uncertainty associated with their outcomes.

(a) Cash and bank balances includes an amount of $75,000 which is subject to a charge in support of an irrevocable guarantee in the amount of $75,000 given by the Company to the New Zealand Stock Exchange.

25 RELATED PARTY INFORMATION

RELATED PARTY TRANSACTIONS AND BALANCES.

Members of the Board of Directors

The directors in office during the year were L. Musca, R. Tweedie, K. Hoolihan and E.G. Albers.

During the year Directors' fees for the parent company of $224,820 were paid (2003: $222,020) [Note 4]. Included in this amount are cash payments of $57,000 on behalf of two directors ($28,500 each), to Todd Petroleum Mining Company Limited, of which two directors are associated, and $28,500 (2003: $30,250) to Leon Nominees of which one director is associated.

Directors' fees for the consolidated entity of $796,033 were paid (2003: $776,499) [Note 4]. Includes payments made to two directors of subsidiary entities, R. Coppin and A. Knox.

During the year the Group incurred expenditure for reimbursement of expenses and for services rendered by directors as follows; L. Musca reimbursement of expenses $Nil (2003: $875), E.G. Albers reimbursement of expenses $Nil (2003: $511), R. Tweedie reimbursement of expenses $7,613 (2003: $8,129), and K. Hoolihan reimbursement of expenses $4,440 (2003: $6,584). The expenditure has been included in expenses and any amounts payable included in accounts payable to directors and director related entities shown in Note 17.

Director Related Entity Transactions

There were no director related entity transactions during the year other than those disclosed.

Subsidiaries

Details of subsidiary companies are shown in Note 13. The realisable value of advances to subsidiaries and amounts owed to subsidiaries are shown in Note 14. Provision has been made by the parent company for possible non-recovery of loans to subsidiaries of $24,451,969 (2003: $24,394,470).

Repayment of amounts owing to the Company at 30 June 2004 and all future debts due to the Company, by the subsidiaries are subordinated in favour of all other creditors. Cue Energy has agreed to provide sufficient financial assistance to the subsidiaries as and when it is needed to enable the subsidiaries to continue operations.

The parent company provides management, administration and accounting services to the subsidiaries. A management fee of $643,000 (2003: $552,000) and interest of $626,955 (2003: $675,019) was charged respectively by the parent company to Cue PNG Oil Company Pty Ltd.

Further management fees of $115,000 (2003: Nil) were charged by the parent to other subsidiaries.

A Member Firm of PKF International

Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe St
Melbourne VIC 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

INDEPENDENT AUDIT REPORT TO THE SHAREHOLDERS OF CUE ENERGY RESOURCES LIMITED

Scope

We have audited the financial statements on pages 18 to 41. The financial statements provides information about the past financial performance and cash flows for the year ended 30 June 2004 of the Company and Group and their financial position as at that date. This information is stated in accordance with the accounting policies set out in Note 1.

Directors Responsibilities

The company's directors are responsible for the preparation and presentation of the financial statements which gives a true and fair view of the financial position of the Company and Group as at 30 June 2004 and their financial performance and cash flows for the year ended on that date.

Auditors' Responsibilities

We are responsible for expressing an independent opinion on the financial statements presented by the directors and report our opinion to you.

Basis of Opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the directors in the preparation of the financial statements; and
- whether the accounting policies are appropriate to the Company and Group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with generally accepted auditing standards in New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

We have no other relationship with or interests in the Company or any of its subsidiaries other than in our capacities as auditors under the Companies Act 1993, tax advisors and providers of other assurance services.

Unqualified Opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records; and
- the financial statements on pages 18 to 41
  - comply with generally accepted accounting practice in New Zealand; and
  - give a true and fair view of the financial position of the Company and Group as at 30 June 2004 and their financial performance and cash flows for the year ended on that date.

Our audit was completed on 21st September 2004 and our unqualified opinion is expressed as at that date.

PKF

PKF
Chartered Accountants
A Victorian Partnership

ML Port
Partner

	SOLE BENEFICIAL INTEREST		HELD BY ASSOCIATED PERSONS	
	QUOTED ORDINARY SHARES NO PAR VALUE 2004	QUOTED ORDINARY SHARES NO PAR VALUE 2003	QUOTED ORDINARY SHARES NO PAR VALUE 2004	QUOTED ORDINARY SHARES NO PAR VALUE 2003
Shareholdings of each director and associated parties of each director effective as at 30 June 2004 in ordinary shares of no par value.				
L Musca	-	-	-	-
Associated Parties:				
BB Nominees Pty Ltd	-	-	982,820	651,992
Leon Nominees Pty Ltd	-	-	149,087	149,087
Portfolio Securities Pty Ltd	-	-	10,737,130	10,737,130
RG Tweedie	488,530	488,530	-	-
Associated Parties:				
BB Nominees Pty Ltd	-	-	1,191,143	860,315
Todd Petroleum Mining Corporation Limited	-	-	18,150,000	18,150,000
Todd Tasman Oil Ltd	-	-	15,000,000	15,000,000
K Hoolihan	-	-	-	-
Associated Parties:				
BB Nominees Pty Ltd.	-	-	1,191,144	860,316
Todd Petroleum Mining Company Limited	-	-	18,150,000	18,150,000
Todd Tasman Oil Ltd	-	-	15,000,000	15,000,000
EG Albers	4,016,433	4,016,433	-	-
Associated parties:				
Ernest Geoffrey Albers & Pamela Joy Albers	-	-	-	655,214
BB Nominees Pty Ltd	-	-	2,292,850	1,631,194
Sacrosanct Pty Ltd	-	-	-	1,250,000
Browse Petroleum Pty Ltd	-	-	-	3,700,000
Octanex NL	-	-	36,380,140	36,380,140

SHAREHOLDER INFORMATION

Spread of Holdings of quoted shares of no par value in the Company as at 16th of September 2004.

1 - 1,000	132
1,001 - 5,000	442
5,001 - 10,000	631
10,001 - 100,000	1395
Over 100,000	369

The number of shareholders holding less than a marketable parcel as at 16th of September 2004 is 162.

The names and holdings of substantial shareholders in the Company as at 16th of September 2004:

	QUOTED SHARES FULLY PAID
Octanex NL	25,220,000
Todd Petroleum Mining Company Limited	18,150,000

The registered names and holdings of the 20 largest holdings of quoted ordinary shares in the Company as at 16th of September 2004.

1.	Octanex NL	25,220,000
2.	Todd Petroleum Mining Company Limited	18,150,000
3.	Todd Tasman Oil Ltd	15,000,000
4.	Octanex NL (Operations Nominees A/C)	11,160,140
5.	Permanent 3 Nominees Pty Ltd	10,844,683
6.	HSBC Custody Nominees (Australia) Limited	10,157,316
7.	Portfolio Securities Pty Ltd	10,000,000
8.	PNG Venture Fund Limited	8,471,191
9.	MZF Pty Ltd	6,525,000
10.	BB Nominees Pty Ltd	5,811,540
11.	Unley Financial Strategies Pty Ltd	5,670,358
12.	Permanent 3 Nominees Pty Ltd	5,468,101
13.	Van Der Voorn Holdings Ltd	3,500,000
14.	Mr Ernest Geoffrey Albers	3,366,433
15.	Ms Bronwyn Beder & Mr Colin Robert MacEwan	3,250,000
16.	ANZ Nominees Limited	3,123,969
17.	Elcos Pty Ltd - Elcos Unit Fund Account	3,000,000
18.	Mr Anthony Carl Erikson	2,415,000
19.	PR & LF Dainter Pty Ltd	2,318,212
20.	Bradley Resources Company	2,200,000

CORPORATE DIRECTORY

DIRECTORS
R.G. Tweedie LL.B - Chairman
L. Musca LLB
K. Hoolihan MSc (Hons)
E.G. Albers LL.B

CHIEF EXECUTIVE OFFICER
R.J. Coppin BSc (Hons)

SECRETARY
BDO Spicers
BDO House
99 – 105 Customhouse Quay
PO Box 10-340
Wellington, New Zealand
Telephone: 64 4 472 5850
Facsimile: 64 4 473 3582

REGISTERED OFFICE
NEW ZEALAND
BDO House
99 – 105 Customhouse Quay
PO Box 10-340
Wellington, New Zealand
Telephone: 64 4 472 5850
Facsimile: 64 4 473 3582

AUSTRALIA
25th Floor, 500 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: 61 3 9629 7577
Facsimile: 61 3 9629 7318
E-mail: mail@cuenrg.com.au

STOCK EXCHANGE LISTINGS
NEW ZEALAND
New Zealand Exchange (NZX)
Level 9, 2 Hunter Street
PO Box 2959
Wellington, New Zealand
NZX Code: CUEVA
Telephone: 64 4 472 7599
Facsimile: 64 4 473 1470

AUSTRALIA
Australian Stock Exchange (ASX)
Level 3, 530 Collins Street
Melbourne, Victoria 3000, Australia
ASX Code: CUE
Telephone: 61 3 9617 8611

PAPUA NEW GUINEA
Port Moresby Stock Exchange (POMSoX)
Level 4, Defens Haus
Cnr of Champion Parade & Hunter Street
PO Box 1531
Port Moresby, NCD
Papua New Guinea
POMSoX Code: CUE
Telephone: 675 320 1980
Facsimile: 675 320 1981

SOLICITORS
NEW ZEALAND
Bell Gully
IBM Centre
171 Featherston Street
Wellington, New Zealand

AUSTRALIA
Allens Arthur Robinson
Level 33, 530 Collins Street
Melbourne, Victoria 3000, Australia

AUDITORS
PKF
Level 11, CGU Tower
485 La Trobe Street
Melbourne, Victoria 3000, Australia

BANKERS
ANZ Banking Group
91 William Street
Melbourne, Victoria 3000, Australia

N M Rothschild & Sons
Level 16, No 1 O'Connell Street
Sydney, NSW 2000, Australia

OCBC Bank
Level 3, 565 Bourke Street
Melbourne, Victoria 3000, Australia

SHARE REGISTRY
NEW ZEALAND
Computershare Registry Services Ltd
Private Bag 92119
Auckland 1030, New Zealand
Telephone: 64 9 522 0022
Facsimile: 64 9 522 0058

AUSTRALIA
Computershare Investor Services Pty Limited
452 Johnston Street
Abbotsford, Victoria 3067
GPO Box 3224
Melbourne, Victoria 3001
Telephone: 61 3 9415 5000
Facsimile: 61 3 9473 2500

PAPUA NEW GUINEA
Deloitte Touche Tohmatsu
Level 12, Deloitte Tower
Douglas Street
PO Box 1275
Port Moresby, NCD
Papua New Guinea
Telephone: 675 321 1888
Facsimile: 675 321 1986

Cue Energy Resources Limited

WN/037908
ABN 45 066 383 971

Level 25, 500 Collins Street
Melbourne, Victoria
Australia 3000

Telephone: +61 3 9629 7577
Facsimile: +61 3 9629 7318
Web site: www.cuenrg.com.au
E-mail: mail@cuenrg.com.au